UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-38397

Farmmi, Inc.
(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On September 18, 2024, Farmmi International Limited (“Farmmi International”), a wholly owned subsidiary of the Registrant, entered into a share transfer agreement with Lishui Jiuanju Trading Co., Ltd (“Jiuanju”), an unrelated third party. Under the agreement, Farmmi International agreed to sell 100% of the equity of its wholly owned subsidiary, Farmmi (Hangzhou) Ecology Agriculture Development Co., Ltd. (“Farmmi Ecology”), to the buyer for RMB12,000 (approximately $1,700.00). The sale of Farmmi Ecology was intended to streamline the business operations of the Registrant’s subsidiaries in China and reduce the costs associated with maintaining Farmmi Ecology. Prior to the entry into the agreement, Farmmi Ecology’s 5% equity interest in Zhejiang Yitang Medical Service Co., Ltd., a wholly owned subsidiary of the Registrant, had been transferred to Farmmi (Hangzhou) Health Development Co., Ltd., a subsidiary of the Registrant. The purchase price to be paid by the buyer to Farmmi International was determined based on the fair value of Farmmi Ecology. Pursuant to the agreement, the buyer is required to pay the purchase price within 30 days of the signing of the share transfer agreement.

On September 23, 2024, Farmmi International entered into a share transfer agreement with Jiuanju, pursuant to which Farmmi International agreed to sell 100% of the equity of its wholly owned subsidiary, Lishui Farmmi Technology Co., Ltd. (“Farmmi Technology”), to the buyer for RMB620,000 (approximately $88,070). The sale of Farmmi Technology was intended to streamline the business operations of the Registrant’s subsidiaries in China and reduce the costs associated with maintaining Farmmi Technology. Prior to the entry into the agreement, Farmmi Technology’s 50% equity interest in Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd., a wholly owned subsidiary of the Registrant, had been transferred to Farmmi (Hangzhou) Enterprise Management Co., Ltd., a subsidiary of the Registrant. The purchase price to be paid by the buyer to Farmmi International was determined based on the fair value of Farmmi Technology. Pursuant to the agreement, the buyer is required to pay the purchase price within 30 days of the signing of the share transfer agreement.

The foregoing descriptions of the share transfer agreements are summaries of certain material terms of the agreements, do not purport to be complete and are qualified in their entirety by reference to the agreements, which are attached hereto as Exhibits 99.1 and 99.2.

Exhibits

Exhibit Number	Description of Exhibit
99.1	Share Transfer Agreement (English translation), dated September 18, 2024, by and between Farmmi International Limited and Lishui Jiuanju Trading Co., Ltd.
99.2	Share Transfer Agreement (English translation), dated September 23, 2024, by and between Farmmi International Limited and Lishui Jiuanju Trading Co., Ltd.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: September 24, 2024	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer

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